Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of ratio of earnings to fixed charges:

	Six Months Ending June 30,		Year Ending December 31,
	2012	2011	2011	2010	2009	2008	2007

Earnings:
Income (loss) from continuing operations before income taxes and cumulative change in accounting principle	$271,489	$451,645	$841,481	$913,731	$(488,481)	$(1,451,649)	$542,724

Additions:
Fixed charges as shown below	23,251	19,248	37,380	38,641	41,780	35,214	39,915
Distributions received from equity-method investees	0	0	0	0	0	39	3,015
	23,251	19,248	37,380	38,641	41,780	35,253	42,930
Subtractions:
Equity in income of investees	0	0	0	0	(2,353)	39	4,194

Interest capitalized	16,923	14,577	29,057	29,215	23,408	22,108	19,680
	16,923	14,577	29,057	29,215	21,055	22,147	23,874

Earnings (losses) as adjusted	$277,817	$456,316	$849,804	$923,157	$(467,756)	$(1,438,543)	$561,780
Fixed charges:
Interest on indebtedness, expensed or capitalized	22,347	18,320	35,611	36,527	39,615	32,064	37,966
Amortization of discount on indebtedness, expensed or capitalized	—	—	—	86	162	1,014	1,139
Amortization of premium on indebtedness, expensed or capitalized	—	—	—	—	—	—	(1,146)
Interest within rent expense	904	928	1,769	2,028	2,003	2,136	1,956
Total fixed charges	$23,251	$19,248	$37,380	$38,641	$41,780	$35,214	$39,915

Ratio of earnings to fixed charges	11.9	23.7	22.7	23.9	— (1)	— (2)	14.1

(1) In 2009, earnings were insufficient to cover fixed charges by $509.5 million and therefore no ratio is shown. The insufficiency was primarily a result of a non-cash impairment of oil and gas properties totaling $791 million that was recorded due to a significant decrease in natural gas prices during the first quarter of 2009.

(2) In 2008, earnings were insufficient to cover fixed charges by $1.474 billion and therefore no ratio is shown. The insufficiency was primarily a result of non-cash impairments of oil and gas properties totaling $2.2 billion that were recorded due to declines in commodity prices during the last half of 2008.

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. Earnings consist of income from continuing operations before income taxes and cumulative change in accounting principle plus distributions received from equity investments, and fixed charges, minus income from equity investees and capitalized interest. Fixed charges consist of interest expensed, which includes amortization of the discount and premium related to indebtedness, an estimated interest component in net rental expense, and interest capitalized.